                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.   1  )*
                                         -----

                          Document Technologies Inc.
                     ----------------------------------
                              (Name of Issuer)

                                   Common
                     ----------------------------------
                       (Title of Class of Securities)

                                 259153107
                     ----------------------------------
                              (CUSIP Number)

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                              Page 1 of  5  Pages
                                        ---

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CUSIP No. 259153107                   13G                 Page  2  of  5  Pages
          ---------                                            ---    ---

- - - -------------------------------------------------------------------------------
 (1) Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
     Persons
     The St. Paul Companies, Inc.
     385 Washington Street
     St. Paul, Minnesota 55102                   IRS #41-0518860
- - - -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
- - - -------------------------------------------------------------------------------
 (3) SEC Use Only

- - - -------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     Minnesota corporation
- - - -------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting Power
 Beneficially                     None
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With                      The St. Paul Companies, Inc., through its
                                  wholly-owned subsidiary, St. Paul Fire and
                                  Marine Insurance Company (F&M),
                                  beneficially owns 748,715 shares of
                                  common stock.*
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  None
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  748,715 shares (see remark in Item 6)
- - - -------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     748,715 shares (see remark in Item 6)
- - - -------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

- - - -------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     The shares reported in Items 6, 8 and 9 constitute 24.2% of the outstanding common shares of the Issuer.
- - - -------------------------------------------------------------------------------
(12) Type of Reporting Person*
     HC
- - - -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

* By virtue of F&M's ownership of 598,716 shares of common stock and 149,999 warrants to purchase common stock, all of which are exercisable within 60 days.

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                                                          Page  3  of  5  Pages
                                                               ---    ---

FEE ENCLOSED / / OR AMENDMENT NO. 1

- - - -------------------------------------------------------------------------------
ITEM 1(A).  NAME OF ISSUER
            Document Technologies Inc.
- - - -------------------------------------------------------------------------------
ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL OFFICES
            549 Weddell Drive
            Sunnyvale, CA 94089
- - - -------------------------------------------------------------------------------
ITEM 2(A).  NAME OF PERSON(S) FILING
            The St. Paul Companies, Inc.
- - - -------------------------------------------------------------------------------
ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE
            385 Washington Street
            St. Paul, MN 55102
- - - -------------------------------------------------------------------------------
ITEM 2(C).  CITIZENSHIP
            Minnesota corporation
- - - -------------------------------------------------------------------------------
ITEM 2(D).  TITLE OF CLASS OF SECURITIES
            Common
- - - -------------------------------------------------------------------------------
ITEM 2(E).  CUSIP NUMBER
            259153107
- - - -------------------------------------------------------------------------------
ITEM 3.     THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B).

            (g)   /X/ Parent Holding Company
- - - -------------------------------------------------------------------------------
ITEM 4.  OWNERSHIP

    (a) Amount Beneficially Owned: The St. Paul Companies, Inc., through its wholly owned subsidiary, St. Paul Fire and Marine Insurance Company (F&M), beneficially owns 748,715 shares of common stock by virtue of F&M's ownership of 598,715 shares of common stock and 149,999 warrants to purchase common stock, all of which are exercisable within 60 days.
    ---------------------------------------------------------------------------
    (b) Percent of Class: The shares reported in Item 4(a), above, constitute 24.2% of the outstanding common shares of the Issuer.
    ---------------------------------------------------------------------------
    (c) Number of shares as to which such person has:
          (i) sole power to vote or to direct the vote:
              none
              -----------------------------------------------------------------
         (ii) shared power to vote or to direct the vote:
              748,715 (see remark in Item 4(a) above)
              -----------------------------------------------------------------
        (iii) sole power to dispose or to direct the disposition:
              none
              -----------------------------------------------------------------
         (iv) shared power to dispose or to direct the disposition:
              748,715 (see remark in Item 4(a) above)
              -----------------------------------------------------------------
ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                                                          Page  4  of  5  Pages
                                                               ---    ---

         Not Applicable
- - - -------------------------------------------------------------------------------
ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable
- - - -------------------------------------------------------------------------------
ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
         THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         St. Paul Fire and Marine Insurance Company is an Insurance
         Company under Reg. 240.13d-1(b)(1)(ii)(C)
- - - -------------------------------------------------------------------------------
ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable
- - - -------------------------------------------------------------------------------
ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable
- - - -------------------------------------------------------------------------------
ITEM 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 1994



                                       ----------------------------------------
                                       (Date)

                                       ----------------------------------------
                                       (Signature)
                                       Bruce A. Backberg
                                       Vice President & Corporate Secretary
                                       ----------------------------------------
                                       (Name/Title)

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                                                          Page  5  of  5  Pages
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                     SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                               Schedule 13G

                          EXHIBIT A - DISCLAIMER

Information on the attached Schedule 13G is provided solely for the purpose of complying with Section 13(d) and 13(g) of the Securities Exchange Act of 1934 and Regulation promulgated under authority thereof and is not intended as an admission the The St. Paul Companies, Inc. or any of its subsidiaries, is a beneficial owner of the securities described herein for any other purpose.